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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.            )

NovaGold Resources Inc.
(Name of Subject Company)

NovaGold Resources Inc.
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

66987E206
(CUSIP Number of Class of Securities)

Rick Van Nieuwenhuyse
NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4
Canada
(604) 669-6227
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

William F. Sirett Borden Ladner Gervais LLP 200 Burrard Street, #1200 Vancouver, BC V7X 1T2 Canada (604) 640-4147	Christopher J. Barry Dorsey & Whitney LLP 1420 Fifth Avenue Suite 3400 Seattle, WA 98101 USA (206) 903-8800

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to the tender offer (the "Barrick Offer") made by Barrick Gold Corporation for all of the common shares of NovaGold Resources Inc. ("NovaGold" or the "Company"). The terms and conditions of the Barrick Offer are set forth in the Offer and Circular of Barrick, dated August 4, 2006 (the "Tender Offer Bid Circular"). The Tender Offer Bid Circular has been filed by Barrick with the U.S. Securities Exchange Commission as part of a Tender Offer Statement on Schedule TO (as amended or supplemented the "Schedule TO"), which includes information required to be reported under Rule 14d-3 of the Security Exchange Act of 1934, as amended. The Schedule TO was initially filed by Barrick on August 4, 2006.

        In connection with the Barrick Offer, the Company's board of directors has prepared a directors' circular, dated August 12, 2006 (the "Directors' Circular"), pursuant to applicable securities laws in Canada. The Directors' Circular will be mailed to NovaGold shareholders, is filed as an exhibit to this Statement and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors' Circular.

Item 1. SUBJECT COMPANY INFORMATION

        The name of the subject company is NovaGold Resources Inc., a corporation organized under the laws of Nova Scotia. The principal executive offices of the subject company are located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4, (telephone: (604) 669-6227).

        The class of the equity securities to which the Barrick Offer and this Statement relate is the common shares, no par value, of NovaGold (the "NovaGold Shares"). As of August 11, 2006 there were 91,598,280 NovaGold Shares outstanding.

Item 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

        The person filing this statement is the Company, which is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

        The Barrick Offer for NovaGold Shares is described in the Directors' Circular. Based on information supplied by Barrick in the Schedule TO, the principal executive offices of Barrick are located at BCE Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Canada M5J 2S1, (telephone: (416) 861-9911).

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as described in the Directors' Circular, which is incorporated by reference into this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) their respective officers, directors or affiliates, or (2) Barrick and its respective executive officers directors and affiliates.

Item 4. THE SOLICITATION OR RECOMMENDATION

        The Company's recommendation with respect to the Barrick Offer and the reasons for its recommendation are included in the Directors' Circular, which is incorporated by reference into this Statement. The intentions of the Company, and the intentions of each of the Company's executive officers, directors, affiliates and subsidiaries, with respect to the Barrick Offer are described in the Directors' Circular, which is incorporated by reference into this Statement.

Item 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        The identity of all persons or classes of persons that are directly or indirectly employed, retained or compensated to make recommendations with respect to the Barrick Offer, and summaries of the material terms of employment, retainer or compensation of such persons, is included in the Directors' Circular, which is incorporated by reference into this Statement.

Item 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

        No transactions in NovaGold Shares have been effected during the last six months by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director, or affiliate of the Company except as set forth in the Directors' Circular, which is incorporated by reference into this Statement.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as described in the Directors' Circular, which is incorporated by reference into this Statement, the Company is not undertaking or engaged in any negotiations in response to the Barrick Offer which relate to:

            (i)  a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

           (ii)  any extraordinary transaction involving the Company or any of its subsidiaries;

          (iii)  any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

          (iv)  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as described in the Directors' Circular, which is incorporated by reference into this Statement, the Company has not entered into any transaction, adopted any board resolution or signed any contract in response to the Barrick Offer which relates to:

            (i)  a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

           (ii)  any extraordinary transaction involving the Company or any of its subsidiaries;

          (iii)  any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

          (iv)  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8. ADDITIONAL INFORMATION

        None.

Item 9. EXHIBITS

Exhibit	Description
(a)(2)(A)	Directors' Circular, dated August 12, 2006 (filed herewith)
(a)(2)(B)	Press release of NovaGold Resources Inc, dated August 14, 2006. (filed herewith)
(a)(2)(C)	Press release of NovaGold Resources Inc., dated August 14, 2006. (filed herewith)
e(1)	Mining Venture Agreement, dated November 13, 2002 by and between NovaGold Resources Alaska, Inc. and Placer Dome U.S. Inc. (filed herewith)

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006

NOVAGOLD RESOURCES INC.
By:	/s/ Rick Van Nieuwenhuyse
Name: Rick Van Nieuwenhuyse Title: President and Chief Executive Officer

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SIGNATURE